Filed Pursuant to Rule 253(g)(2)
File No. 024-10583

MOGULREIT I, LLC

SUPPLEMENT NO. 10 DATED JULY 6, 2017
TO THE OFFERING CIRCULAR DATED JANUARY 12, 2017

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we”, “our”, “us” or the “Company”), dated January 12, 2017, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “SEC”) on January 13, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•     Update the status of our offering;

•     Announce the declaration of dividends;

•     Update our asset acquisitions;

•     Update our risk factors; and

•     Update the allocation of our investment opportunities.

Status of our Offering

As previously discussed in the Offering Circular, we commenced our offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on August 15, 2016.

As of July 5, 2017, we had raised total gross offering proceeds of approximately $17.5 million, and had settled subscriptions in our Offering for an aggregate of approximately 1.7 million common shares, with additional subscriptions for an aggregate of approximately 45,000 common shares that have been received by the Company but not yet settled.

The Offering is expected to terminate on or before August 14, 2019, unless extended by our manager, RM Adviser, LLC (the “Manager”), as permitted under applicable law and regulations.

Declaration of Distributions

On July 5, 2017, the Manager authorized a cash distribution of $0.0667 per share of the Company’s common stock to shareholders of record on July 31, 2017.  The distribution will be paid on or about August 15, 2017.

This distribution equates to approximately 8% on an annualized basis assuming a $10.00 per share purchase price and calculated for the period beginning July 1, 2017 and ending July 31, 2017.  The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.

While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distribution disclosed herein.

Asset Acquisitions

The following information supplements the section of the Offering Circular captioned “Plan of Operation”:

Acquisition of JADAK Headquarters—Syracuse, NY

Acquisition of JADAK Headquarters –Syracuse, NY

On June 28, 2017, we acquired a $1,500,000 preferred equity investment in connection with an acquisition of a 55,000 square-foot Class A office/industrial-flex building located at 7279 William Barry Boulevard in Syracuse, New York (the “Property”). After this acquisition, the capital structure for this acquisition consists of approximately (i) $1,992,000 in equity, (ii) $7,000,000 in senior debt and (iii) the $1,500,000 preferred equity investment (held by us).

We acquired the preferred equity investment from Realty Mogul, Co. for a purchase price of $1,500,000, which represents the $1,500,000 principal amount. There was no accrued but unpaid interest on the investment through the acquisition date. The acquisition was funded with capital raised from our investors.

The Property is located in the Syracuse metropolitan statistical area (the “Syracuse MSA”), which consists of three counties (Onondaga, Oswega and Madison) in central New York, anchored by the city of Syracuse. According to The Nielsen Company, the Syracuse MSA has a 2017 estimated population of approximately 663,000 people. Over the past decade, the Syracuse MSA unemployment rate has been slightly lower than that of the state of New York metropolitan statistical area (the “New York MSA”), with an average unemployment rate of 6.5% in comparison to a 6.6% unemployment rate for the New York MSA. As of March 2017, the unemployment rate in the Syracuse MSA stood at 4.9% compared to 4.4% for the New York MSA.

The Property is comprised of 40,000 square-feet of office space and 15,000 square-feet of industrial space. The industrial portion of the building was originally developed in 2008 as a build-to-suit. The remaining 40,000 square-feet of office space was built as part of the tenant’s expansion in 2014. The Property is 100% leased to JADAK Technologies (“JADAK”), a wholly owned subsidiary of Novanta, Inc. (“Novanta”) and is subject to a 15-year triple net lease, ending in 2029. According to Moody’s, JADAK carries an investment grade credit rating of Baa3. The Property serves as JADAK’s headquarters and primary manufacturing hub. JADAK provides machine vision, radio-frequency identification (RFID), barcode scanning, printing and color and light measurement products and services for original equipment manufacturers. JADAK designs and manufactures embedded detection and analysis solutions to help customers solve unique inspection, tracking, scanning and documenting challenges in the healthcare market.  JADAK was acquired by Novanta in 2014 for $93.7 million. As of March 2017, Novanta had a market capitalization of approximately $930 million.

The preferred equity investment, which represents approximately 14% of the total financing of the Property, is interest only for two years followed by a 10-year amortization schedule and has a fixed interest rate of 11%. The term is 60 months and expires before the tenant’s lease expiration date in 2029.

The real estate company responsible for this transaction was established in 2016 by three partners that have acquired over $200 million in real estate assets in eight states as the acquisitions and asset management team for a public, non-traded REIT. Individually, the team has been involved in the acquisition of over $2.0 billion in real estate and asset managed a collective real estate portfolio of $1.5 billion.

 Risk Factors

The following information replaces the section of the Offering Circular captioned “Risk Factors—Risks Related to Our Status as a REIT—Legislative or regulatory action could adversely affect our investors.”:

In recent years, numerous legislative, judicial and administrative changes have been made to the federal income tax laws applicable to investments in REITs and similar entities. Additional changes to tax laws are likely to continue to occur in the future and we cannot assure you that any such changes will not adversely affect the taxation of a shareholder. Any such changes could have an adverse effect on an investment in our common shares. We urge you to consult with your own tax advisor with respect to the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our common shares.

In addition, according to publicly released statements, a top legislative priority of the new Presidential administration and the current Congress may be significant reform of the Code, including significant changes to taxation of business entities and the deductibility of interest expense. There is a substantial lack of clarity around the likelihood, timing and details of any such tax reform and the impact of any potential tax reform on our business.

Management

The following information replaces the section of the Offering Circular captioned “Management—Allocation of Investment Opportunities”:

Realty Mogul, Co. expects to continue to offer investment opportunities through the Realty Mogul Platform.  As a result, investment opportunities may arise that could be allocated to the Realty Mogul Platform, the Company or another REIT managed by our Manager.  Our Manager’s investment committee will advise our Manager with respect to the allocation of investment opportunities in accordance with the following general policies.

Our Manager intends to allocate equity investment opportunities, excluding preferred equity, in amounts under $1,500,000 to the Realty Mogul Platform.  Our Manager intends to allocate all other investment opportunities (e.g., debt and preferred equity investments of any amount, and equity investments of $1,500,000 or more) to the Company and any other REITs managed by our Manager based upon the applicability of such investment opportunity to the investment policies (including targeted asset class) of the respective entity, the diversification and current asset concentration of each entity, the amount of capital available to each entity at the time an investment is presented and other similar factors.  To the extent that, based on these factors, an investment opportunity is an appropriate investment for the Company and one or more other REITs managed by our Manager, our Manager will allocate such investment opportunity based upon which entity has gone the longest period of time without making an investment.  Although we expect our Manager to follow these general allocation policies, our Manager may deviate from these policies if adherence to these policies would cause the applicable entity to become subject to regulation under the Investment Company Act or to fail to meet the requirements for REITs set forth in the Code, or if other factors exist that affect whether the investment would be in the best interest of the respective entity.  Investment opportunities that are not allocated to the Company or any other REIT managed by our Manager may be made available to other investors through the Realty Mogul Platform.

In the event that the investment committee of our Manager determines that the size of an investment would create undue concentration in our portfolio or that the entire investment would otherwise be unsuitable for us, we may permit a portion of such investment to be sold on the Realty Mogul Platform such that we may acquire the remaining portion.  In no event would the Company’s ability to invest in its portion of the investment opportunity be contingent upon the successful sale of the remaining portion on the Realty Mogul Platform.